Exhibit 99.1

Daqo New Energy Announces Second Quarter 2011 Results

CHONGQING, China—August 15, 2011—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial and Operating Highlights

•

Polysilicon shipments were approximately 1,001 metric tons, or MT. Photovoltaic (PV) module shipments were 3.9 Mega watts, or MW. In addition, the Company manufactured 8.1 MW PV modules for outsourcing customers. Wafer shipments were 1.3 MW.

•	Revenues were $70.7 million, a decrease of 19.0% from the first quarter of 2011 and an increase of 34.8% from the second quarter of 2010.

•	Gross profit was $33.0 million, a decrease of 25.9% from the first quarter of 2011 and an increase of 69.8% from the second quarter of 2010.

•	Gross margin was 46.6% in the second quarter of 2011, compared to 51.0% in the first quarter of 2011 and 37.0% in the second quarter of 2010.

•	Operating income was $32.6 million, a decrease of 24.9% from the first quarter of 2011 and an increase of 98.0% from the second quarter of 2010.

•	Operating margin was 46.2%, compared to 49.8% in the first quarter of 2011 and 31.4% in the second quarter of 2010.

•	Net income attributable to Daqo New Energy Corp. shareholders was $25.7 million, a decrease of 26.6% from the first quarter of 2011 and an increase of 118.6% from the second quarter of 2010.

•	Earnings per fully diluted ADS were $0.73, compared to $0.99 in the first quarter of 2011, and $0.41 in the second quarter of 2010.

“The substantial price decline and weak market demand in the second quarter of 2011 has impacted our revenue. However, our core business, the production of polysilicon, was still at 100% utilization and we kept no inventory at the quarter end. We have seen the pricing environment for polysilicon stabilized since the beginning of the third quarter and the demand picked up. The wafer and module markets continue to see pricing pressure. However, the modules order picked up in the third quarter and the majority of our wafer output will be used in our module production through tolling arrangement with our cell partner.” Commented, Dr. Gongda Yao, the Chief Executive Officer of the Company, “On the financing side, we are happy to announce that we have obtained bank loan approval from Bank of China for our Xinjiang phase II polysilicon expansion plan, which fulfills the financing requirement for the project”.

Second Quarter 2011 Results

Revenues

Revenues were $70.7 million, a decrease of 19.0% from the first quarter of 2011 and an increase of 34.8% from the second quarter of 2010. The change was primarily attributable to revenues generated from sales of polysilicon. The Company generated revenues of $63.0 million from 1,001 MT polysilicon sold, compared to revenues of $77.7 million for 1,089 MT of polysilicon sold in the first quarter of 2011, and revenues of $47.0 million for 896 MT of polysilicon sold in the second quarter of 2010. The revenues decrease from polysilicon sold from the first quarter 2011 was primarily due to a lower average selling price of the polysilicon as compared to the first quarter 2011. The revenues increase from polysilicon sold from the second quarter of 2010 was primarily due to the higher average selling price of polysilicon product combined with the higher sales volume.

In the second quarter of 2011, the Company also generated $6.8 million and $0.9 million for the sales of PV modules and wafers, respectively.

Gross profit and margin

Gross profit was $33.0 million, a decrease of 25.9% from the first quarter of 2011 and an increase of 69.8% from the second quarter of 2010.

Gross margin was 46.6% in the second quarter of 2011, compared to 51.0% in the first quarter of 2011 and 37.0% in the second quarter of 2010. The decrease from the first quarter of 2011 in gross profit and the gross margin was primarily due to the lower average selling price of the polysilicon product during the second quarter of 2011. The increase from the second quarter of 2010 in gross profit and the gross margin was on the other hand mainly due to higher average selling price of the polysilicon and higher shipment volume combined with lower production cost per kilogram for the polysilicon product.

Selling, general and administrative expenses

Selling, general and administrative expenses increased slightly from $3.8 million in the first quarter of 2011 to $3.9 million in second quarter of 2011. The increase of $1.4 million in this quarter from that of the second quarter of 2010 was primarily due to the increase of share based compensation, and other operating expense, which is in line with the Company’s business expansion.

Research and development expenses

Research and development expense was $165 thousand in the second quarter of 2011, compared to $128 thousand in the first quarter of 2011 and $483 thousand in the second quarter of 2010. The decrease in research and development expenses from the second quarter of 2010 was mainly related to the decrease of technical consulting charges.

Other operating income

Other operating income $3.8 million in the second quarter of 2011, compared to $3.0 million in the first quarter of 2011 and $74 thousand in the second quarter of 2010. Other operating income mainly composed of financial incentives that the Company received from local government authorities, which contributed the fluctuations from period to period.

Operating income and margin

As a result of foregoing, operating income in the second quarter of 2011 was $32.6 million, compared to $43.5 million in the first quarter of 2011 and $16.5 million in the second quarter of 2010. Operating margin was 46.2%, compared to 49.8% in the first quarter of 2011 and 31.4% in the second quarter of 2010.

Net Interest expense

Net interest expense in the second quarter of 2011 was $1.7 million, which remained constant with the first quarter of 2011, and decreased from $2.6 million in the second quarter of 2010. The decrease from the second quarter of 2010 was primarily due to reduction in the Company’s average short-term and long-term borrowings and interest capitalized in the second quarter of 2011.

Income tax expense

Income tax expense in the second quarter of 2011 was $4.5 million, compared to $6.5 million in the first quarter of 2011 and $2.1 million in the second quarter of 2010. The decrease from the first quarter of 2011 was primarily due to the lower income before tax in the second quarter of 2011. The increase from the second quarter of 2010 was primarily due to the higher income before tax in the second quarter of 2011.

Net Income attributable to our shareholders, net margin and earnings per share

Net income attributable to Daqo New Energy Corp. shareholders was $25.7 million, a decrease of 26.6% from the first quarter of 2011 and an increase of 118.6% from the second quarter of 2010.

Net margin was 36.3% in the second quarter of 2011, compared to 40.1% in the first quarter of 2011 and 20.3% in the second quarter of 2010.

Earnings per fully diluted ADS were $0.73, compared to $0.99 in the first quarter of 2011, and $0.41 in the second quarter of 2010.

Financial Condition

As of June 30, 2011, Daqo New Energy Corp. had $147.5 million in cash and cash equivalents and restricted cash, compared with $182.2 million as of March 31, 2011. As of June 30, 2011, the accounts receivable balance was $31.8 million, compared to $22.8 million as of March 31, 2011. As of June 30, 2011, total borrowings were $162.7 million, of which $67.8 million were long-term borrowings, compared to total borrowings of $146.2 million, including $75.3 million long-term borrowings as of March 31, 2011.

Outlook for Third Quarter 2011

For the third quarter of 2011, the Company expects to ship 975-990 MT of polysilicon. The company also expects to ship 10 MW of wafer as well as 20 MW of modules. For the module shipment, the company further expects 10 MW will come from its brand name module and 10 MW outsourcing for its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Standard Time on August 15, 2011 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Jimmy Lai, the Chief Financial Officer.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-800-901-5231. International callers should dial +1-617-786-2961. Passcode is 54639315.

A replay will be made available until September 15, 2011 on Daqo New Energy’s website or by dialing +1-888-286-8010. International callers should dial +1-617-801-6888. The passcode is 42758963.

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2011 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Six months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenues	$70,721	$87,311	$52,481	$158,032	$97,582
Cost of revenues	(37,765)	(42,813)	(33,073)	(80,578)	(64,044)

Gross profit	32,956	44,498	19,408	77,454	33,538

Operating expenses
Selling, general and administrative expenses	(3,906)	(3,838)	(2,514)	(7,744)	(8,123)

Research and development expenses	(165)	(128)	(483)	(293)	(936)
Other operating income	3,758	2,959	74	6,717	2,441

Total operating expenses	(313)	(1,007)	(2,923)	(1,320)	(6,618)

Income from operations	32,643	43,491	16,485	76,134	26,920
Interest expense	(2,193)	(2,083)	(2,611)	(4,276)	(5,359)
Interest income	450	326	34	776	160
Foreign exchange gain (loss)	42	62	—	104	287

Income before income taxes	30,942	41,796	13,908	72,738	22,008
Income tax expense	(4,513)	(6,528)	(2,147)	(11,041)	(3,859)

Net income	26,429	35,268	11,761	61,697	18,149

Net income attributable to noncontrolling interest	744	273	13	1,017	117
Net income attributable to Daqo New Energy Corp. shareholders	25,685	34,995	11,748	60,680	18,032

Deemed dividend on Series A convertible redeemable preferred shares	—	—	1,100	—	2,200

Net income attributable to Daqo New Energy Corp. ordinary shareholders	25,685	34,995	10,648	60,680	15,832

Earnings per ADS
Basic and diluted	$0.73	$0.99	$0.41	$1.73	$0.61

Weighted average ADS outstanding
Basic	35,142,821	35,142,821	20,000,000	35,142,821	20,000,000

Diluted	35,142,821	35,304,624	25,942,821	35,142,821	25,942,821

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	June 30, 2011	March 31, 2011	June 30, 2010
ASSETS:
Current Assets:
Cash and cash equivalents	$126,079	$171,401	$63,384
Restricted cash	21,432	10,820	1,999
Accounts receivable, net	31,826	22,801	51,867
Prepaid expenses and other current assets	6,935	5,812	3,176
Advances to suppliers	2,625	4,061	2,271
Inventories	15,016	14,115	7,352
Amount due from related party
- Advance to related party supplier	5,590	—	—
- others	440	18	—
Deferred tax assets-current	1,243	566	—

Total current assets	211,186	229,594	130,049
Property, plant and equipment, net	501,787	443,636	378,483
Prepaid land use right	8,714	8,647	6,441
Deferred tax assets	1,062	1,004	1,439
Other non-current assets	162	160	—

TOTAL ASSETS	722,911	683,041	516,412

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	94,970	70,936	48,972
Accounts payable	13,181	6,080	5,411
Advances from customers	24,808	45,063	31,789
Payables for purchases of property, plant and equipment	14,709	13,972	24,699
Accrued expenses and other current liabilities	10,761	13,106	15,446
Income tax payable	9,756	19,326	4,223

Total current liabilities	168,185	168,483	130,540
Long-term borrowings	67,766	75,283	128,534
Accrued warranty cost	302	227	—
Long Term Liability	14,646	—	—
Amount due to related party	4,005	3,870	589

Total liabilities	254,904	247,863	259,663

Mezzanine equity	—	—	57,803

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	18	10
Additional paid-in capital	141,455	140,815	1,034
Retained earnings	177,561	151,876	67,442
Accumulated other comprehensive income	12,166	8,162	1,496

Total Daqo New Energy Corp.’s shareholders’ equity	331,200	300,871	69,982
Noncontrolling interest	136,807	134,307	128,964

Total equity	468,007	435,178	198,946

TOTAL LIABILITIES & EQUITY	$722,911	$683,041	$516,412

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.